SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                               AVESIS INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    053650107
                                 (CUSIP Number)

                              Kenneth L. Blum, Sr.
                 17133 Erica Rose, Boca Raton, FL (561) 487-6401

                                 with copies to:

               Joel H. Alperstein, Treasurer, Avesis Incorporated
                  10324 S. Dolfield Rd. Owings Mills, MD 21117
                                 (410) 581-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                        (Continued on following page(s))

                                Page 1 of 5 Pages

---------------------                                        -------------------
CUSIP NO. 053650107               SCHEDULE 13D               Page 2  of 5  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth L. Blum, Sr.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                        (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     573,750
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       573,750
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    573,750
    --------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to Common Stock, $.01 par value, of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by:

     (a)  Kenneth L. Blum, Sr.

     (b)  Filing person's address:  Kenneth L. Blum, Sr.
          17133 Erica Rose, Boca Raton, Florida 33496

     (c)  Mr. Blum is a member of the Board of Directors of the Issuer.

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the reporting person has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Blum is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 4, 2002, Mr. Blum purchased 20,000 shares of the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a price of $3.75 per share. The total funds expended, $75,000.00, were from the personal funds of Mr. Blum.

                                Page 3 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION.

     All of the Issuer's shares held by Mr. Blum are held for investment purposes only. Except as described above and acknowledging that Mr. Blum is a member of the Issuer's Board of Directors, he does not have any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, Mr. Blum contemplates that such additional shares, if any, would also be purchased for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Kenneth L. Blum, Sr. is 573,750 and 7.2%, respectively.

     (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

     (c) The following transactions were effected since 60 days prior to the date of the event that requires filing of this statement:

          (i) On March 4, 2002, Mr. Blum purchased 20,000 shares of the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A, at a price of $3.75 per share as described in Item 3 above.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Blum and any other person with respect to any securities of the Company

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2002


                                        /s/ Kenneth L. Blum, Sr.
                                        ----------------------------------------
                                        Kenneth L. Blum, Sr.

































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